

April 8, 2011

<u>Via Facsimile ((404) 873-8707) and U.S. Mail</u>

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street NW, Suite 2100
Atlanta, GA 30363

> **Re: Cardiogenesis Corporation**
> **Schedule TO**
> **Filed April 5, 2011 by CL Falcon, Inc. and CryoLife, Inc.**
> **File No. 005-48997**

Dear Mr. Dow:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>The Transaction – Minimum Purchase Condition, page 10</u>

1.   We note the disclosure here and elsewhere regarding the bidders' discretion to convert what is currently an offer to purchase all of the outstanding shares of Cardiogenesis common stock into an offer to purchase a lesser number of shares of Cardiogenesis common stock that would, following the purchase of shares in the reduced offer, result in the bidders owning 49.9% of the then outstanding shares of Cardiogenesis common stock. The disclosure also indicates that the bidders would purchase that reduced number of shares on a pro rata basis based on the shares actually deposited in the offer. Please note that such election constitutes a decrease in the percentage of the shares of Cardiogenesis common stock sought and requires that the tender offer remain open at least ten business days from the date that notice of such decrease is first published, sent or given to security holders. Please refer to Exchange Act Rule 14e-1(b). Please also

note that if, following the date such notice is first published, sent or given to holders, more shares are tendered than the reduced purchase amount, the bidders may not purchase shares in excess of the reduced purchase amount without further complying with the requirements of Rule 14e-1(b). Please confirm your understanding and revise your disclosure accordingly.

The Transaction – Exchange of Shares, page 12

2.   Please revise the language in this section that states that you will return unpurchased securities "as soon as practicable" after the expiration or termination of the offer to state that you will make such returns "promptly" as required by Rule 14e-1(c).

The Transaction – Withdrawal Rights, page 13

3.   Please revise to disclose the withdrawal rights described in section 14(d)(5) of the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions